ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

November 25, 2013	Nathan D. Briggs
T: 1 202 626 3909
F. 1 202 383 9308
nathan.briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AllianzGI Equity & Convertible Income Fund (the “Registrant”) (Registration No. 333-191818)
Pre-Effective Amendment No. 1

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (“Pre-Effective Amendment No. 1”). Pre-Effective Amendment No. 1 relates to the proposed acquisition of AllianzGI Global Equity & Convertible Income Fund (the “Acquired Fund”) by the Registrant.

The Joint Prospectus/Proxy Statement and proxy ballots contained in Pre-Effective Amendment No. 1 will be furnished in connection with (i) a joint special meeting of shareholders of the Acquired Fund and the Registrant, at which time the shareholders of both the Acquired Fund and the Registrant will be asked to vote on the proposed acquisition of the Acquired Fund by the Registrant, and (ii) an annual meeting of the shareholders of the Acquired Fund for the purpose of re-electing certain of its Trustees.

Pursuant to Section 6 of the Securities Act, we have calculated the Registration Fees and have transmitted such fees in the amount of $16,128.80 to the designated lockbox at U.S. Bank in St. Louis, Missouri.

Please direct any questions or comments regarding this filing to me at (202) 626-3909 or to David C. Sullivan at
(617) 951-7362. Thank you for your attention in this matter.

Sincerely

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Brian S. Shlissel

Lawrence G. Altadonna

Thomas J. Fuccillo, Esq.

Wayne Miao, Esq.

David C. Sullivan, Esq.

Robert S. Shapiro, Esq.